EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projection and therefore you should not pace undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•

the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn, the ongoing economic, banking and sovereign debt crisis in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State of Queensland established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”). The Corporation does not have a registration number.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at 30 June 2012, the Issuer had assets totaling A$119.473 billion and liabilities totaling A$121.656 billion (compared to total assets of A$107.824 billion and total liabilities of A$110.241 billion as at 30 June 2011). For its Capital Markets Operations segment, it had assets totaling A$90.291 billion and liabilities totaling A$89.803 billion (compared to assets of A$79.576 billion and liabilities of A$79.135 billion at 30 June 2011). In relation to the Long Term Assets segment, assets totalled A$29.182 billion and liabilities totalled A$31.853 billion (compared to assets of A$28.248 billion and liabilities of A$31.106 billion at 30 June 2011).

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Organisation of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) has been established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State is Ms. Helen Gluer.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets – see below) have been delegated to the Board (Chairman: Gerard Bradley). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes four executive general managers covering Funding & Markets, Business Services (Risk), Client Services and Corporate Services.

The business address of the Corporation and the Board is Level 6, 123 Albert Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At 30 June 2012, the total borrowings of the Corporation were A$84.363 billion. This amount included overseas debt equivalent to A$4.749 billion based on the prevailing rates of exchange at 30 June 2012. Included in these overseas borrowings were Australian dollar denominated borrowings of A$1.719 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by government bodies, including Government departments, State owned trading enterprises, local governments and all statutory bodies (“Government Bodies”).

Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments.

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However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At 30 June 2012, loans to Government Bodies totalled A$72.064 billion of which A$21.085 billion was to State owned trading enterprises.

QTC holds a portfolio of assets which were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s long term assets segment and were accumulated to fund superannuation and other long-term obligations of the State such as insurance and long service leave (“Long Term Assets”). In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board, established by way of Executive Council approval dated 17 July 2008, is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day Capital Markets Operations. The Long Term Assets are held in unit trusts managed by QIC Limited (“QIC”).

During the year 2011–12, the Long Term Assets segment recorded an operating profit after tax of A$187.229 billion. Net equity in the Long Term Assets segment at 30 June 2012 totalled A$2.670 billion. The accumulated net losses in the Long Term Assets segment have no impact on QTC’s capacity to meet its obligations as there is no cash flow effect for QTC. In addition, under the Act, any losses of the Corporation shall be the responsibility of the Consolidated Fund of the Queensland Government.

The market value of assets held under this arrangement as at 30 June 2012 totalled A$29.182 billion while the liabilities totalled A$31.853 billion.

Under section 15 of the Act profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. The major risks identified under the Enterprise Wide Risk management Program include (i) being unable to access suitable funding markets when required and (ii) suffering a significant loss of capital. These risks have the potential to significantly impact the Corporation’s ability to fulfill its obligations under the bond facility.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are:

•	funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Queensland Public Sector’s debt financing requirements, and

•	funds held to manage the duration of our clients’ debt.

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While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of the Basel II accord and the ongoing developments associated with Basel III. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term (both on a maximum term and maturity bucket level) of counterparty exposures based on credit ratings and internal credit reviews;

•	limit the exposure by country and industry sector;

•	limit the exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent); and

•	provide a maximum percentage exposure for the various credit rating bands.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has undertaken a number of international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border leases relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The total strip loss value as at 30 June 2012 was approximately A$148 million. The strip loss value excludes leases entered into on behalf of QR National Limited (“QRN”). Under various agreements between QTC and QRN, QRN has indemnified QTC for any strip loss suffered under all cross border lease transactions involving QRN. Under these agreements, QRN has assumed full responsibility for the transaction risk and is liable to make additional payments under the relevant cross border lease transactions to transaction parties in place of QTC.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties that have issued the financial instruments. Despite the current problems experienced due to the global debt crisis, the risk to QTC is considered low.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. For some cross border lease transactions, a separate State of Queensland guarantee has been provided. In any event, the State's contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of Australia, covering 1.7 million square kilometres. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometres of railway lines and 177,000 kilometres of roads supports the development of the State’s resources.

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Queensland is the third most populous state in Australia with a population of around 4.54 million persons, or 20.1% of Australia’s population at the end of March 2012. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 2.08 million residents. There are nine other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter of which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in March 2012 with the Liberal National Party (LNP) obtaining power. The next state election is due to be held by the first half of 2015. The current Premier is the Honourable Campbell Newman, who entered the State Parliament following the March 2012 election. Mr Newman was previously the Lord Mayor of Brisbane from March 2004 until April 2011, when he resigned to contest for the State election.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 19 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

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The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one Government department, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world; generally of high grade and easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of low-cost electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate energy sources such as natural and coal seam gas.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialised to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

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International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

The Queensland Government’s economic strategy focuses on strengthening the productive capacity of the Queensland economy while taking measures to place the State’s finances on a more sustainable long-term footing. By putting in place appropriate policy settings and strategies, the Queensland Government has a plan to return the State Budget to surplus and regain the State’s AAA credit rating.

The Government aims to support business confidence to invest and employ by reducing regulatory burden, improving the State’s tax competitiveness and tailoring skills and training programs focused on the needs of employers. The Government is also committed to growing a Four Pillar economy, supporting the State’s traditional strengths in the agriculture, construction, resources and tourism sectors.

The Queensland Government is also locking in future productivity gains with its substantial ongoing investment in skills, innovation and economic infrastructure. The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and meeting operating expenses from operating revenue.

The economic strategy complements sound economic fundamentals with a strategy that fosters private sector driven innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

Despite a slowing in global economic growth during the year, growth in the Queensland economy strengthened to 4.0% in 2011-12. This was the largest rise in real gross state product (GSP) in four years, after natural disasters slowed growth to 1.0% in 2010-11 and the Global Financial Crisis (GFC) weighed on activity in both 2008-09 and 2009-10. Stronger growth in 2011-12 was driven by a record 40.5% surge in business investment, as construction on major liquefied natural gas (LNG) and coal projects, aimed at servicing long-term resource demand from Asia, gathered momentum. Solid growth in consumer spending was also supported by transitory factors. After declining 6.4% in 2010-11 due to the natural disasters, overseas exports rose 4.5% in 2011-12, as good growing conditions boosted rural exports to a record high.

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Real Economic Growth—Queensland and Australia

(original, CVM)

	Queensland GSP		Australia GDP
Year	A$ Billion(a)	% Change	A$ Billion(a)	% Change
2006-07	248.8	5.7	1,272.8	3.8
2007-08	260.8	4.8	1,320.7	3.8
2008-09	263.5	1.0	1,342.5	1.6
2009-10	267.2	1.4	1,370.5	2.1
2010-11	269.9	1.0	1,403.9	2.4
2011-12	280.6	4.0	1,451.1	3.4

(a)	Chain volume measure; reference year 2010-11.

Source: ABS 5220.0.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2007-08	2008-09	2009-10	2010-11	2011-12
Overseas merchandise exports (A$ billion)	35.3	56.6	43.3	49.4	52.9
Retail turnover (A$ billion)	45.8	48.4	49.1	50.0	52.0
Private gross fixed capital formation (A$ billion)	64.8	63.9	56.7	61.6	78.0
Mineral production (A$ billion)	26.7	49.4	29.7	35.6	na
Agricultural production (A$ billion)	9.8	10.1	10.4	10.5	11.0
Employment (‘000) (a)	2,192.2	2,252.2	2,273.4	2,326.4	2,342.1
Unemployment rate (%) (a)	3.7	4.4	5.7	5.5	5.5
Increase in consumer prices (%) (a)	4.1	3.7	2.7	3.3	1.9
Average weekly ordinary time earnings (A$) (a)	1,062.2	1,139.7	1,213.4	1,261.9	1,311.6

(a)	Year-average

Note: All monetary values are in current prices, na: data not available.

Sources:	ABS 5220.0; 5368.0; 6202.0; 6302.0; 6401.0; 8501.0; Queensland Department of Agriculture, Fisheries and Forestry; Queensland Department of Natural Resources and Mines.

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Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2010-11 and 2011-12.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2010-11	2011-12	2010-11	2011-12	2010-11	2011-12	2010-11	2011-12
Household consumption	3.3	4.4	1.7	2.4	3.6	3.2	1.9	1.7
Private gross fixed capital formation	8.5	26.7	1.8	6.1	5.7	13.3	1.2	2.8
- Dwellings	-12.9	-0.1	-0.8	0.0	2.2	-4.0	0.1	-0.2
- Business investment	23.7	40.5	2.8	5.8	9.6	23.9	1.1	2.9
(i) Non-dwelling construction	31.7	61.6	1.9	4.9	12.4	36.9	0.7	2.3
(ii) Machinery and equipment	15.0	14.3	0.8	0.9	6.6	9.9	0.4	0.6
- Other investment	-4.3	10.0	-0.1	0.3	-0.5	3.3	0.0	0.1
Private final demand(b)	4.8	11.0	3.6	8.4	4.2	6.0	3.1	4.5
Public final demand(b)	1.3	1.3	0.3	0.3	1.6	1.8	0.4	0.4
Overseas exports	-6.4	4.5	-1.5	1.0	0.4	4.0	0.1	0.8
Overseas imports	7.2	15.6	-1.0	-2.4	8.2	10.1	-1.5	-1.9
Balancing item			-0.2	-3.1			0.4	-0.5
Statistical discrepancy			-0.1	-0.3			0.0	0.0
GSP/GDP	1.0	4.0	1.0	4.0	2.4	3.4	2.4	3.4

(a)	Chain volume measure; reference year 2010-11.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS 5220.0.

Based on ABS Annual State Accounts (5220.0) data, key features are:

•

Growth in household consumption strengthened to 4.4% in 2011-12, its highest rate of growth since 2007-08, reflecting the benefit of the high terms of trade and cuts in interest rates on household disposable income growth. Spending was also boosted by a normalization in food prices following the floods in 2010-11 supporting higher spending on food, while vehicle purchases recovered from supply disruptions to Japanese manufacturers in late 2010-11 due to the earthquake and tsunami. A high Australian dollar also encouraged spending on imports such as overseas travel.

•

Following falls in each of the four previous years, dwelling investment fell 0.1% in 2011-12. Subdued conditions in the dwelling sector were first initiated by very restrictive interest rates in the period preceding the GFC. While mortgage rates have since fallen, a slowdown in population growth has lowered underlying housing demand. Softer demand saw house prices fall by around 7% between their mid-2010 peak and mid-2012, which in turn dampened investor interest. Tighter credit conditions, particularly for the commercial construction sector, have also suppressed developer activity.

•

In contrast, business investment rose a record 40.5% in 2011-12, driven by a ramp-up in engineering construction on large scale LNG projects. Relatively high prices in recent years, as well as anticipated long-term demand from emerging Asia, also drove higher investment in coal mining projects and related transport infrastructure. As a result, engineering construction surged 78.2% in the year, while a combination of mining-related equipment purchases and the very strong Australian dollar supported growth in total machinery and equipment investment of 14.3%.

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•

After falling 6.4% in the flood and cyclone affected 2010-11, total overseas exports of goods and services grew 4.5% in 2011-12. Following several years of drought, abundant water supply over the past two years resulted in the nominal value of cotton exports doubling in 2011-12, while beef export tonnages also rose. After falling 11.3% in 2010-11, coal export tonnages only rose 1.7% in 2011-12, with the recovery hindered by slower-than-expected dewatering of flooded mines, protracted industrial action, softening overseas demand and competition from other exporters.

Overseas Merchandise Exports

Queensland is one of Australia’s major exporting states, accounting for 20.0% of Australia’s total merchandise exports in 2011-12, the second largest share of all states.

After rising 14.1% in 2010-11, the nominal value of Queensland’s overseas merchandise exports rose a further 7.2% in 2011-12. This growth occurred despite the Australia dollar exchange rate appreciating 4.3% to a post-float high of US$1.03 in the year. The higher Australian dollar both lowered returns on US$ denominated exports and made Australian dollar priced exports less competitive.

A surge in textile fiber and cereal exports were the main drivers of growth in overall export values in 2011-12, after good growing conditions and high water supplies boosted production. This increase in production more than offset the impact of generally lower cotton and wheat prices. The year-average world cotton price was 34.1% lower in 2011-12, while the world wheat price was 13.3% lower.

Beef export tonnages rose a modest 2.6% in 2011-12, with growth in the year limited by producers taking advantage of good conditions to rebuild herds, as well as the high Australian dollar and increased competition from U.S. imports limiting demand in key markets in Asia.

After falling 11.3% in 2010-11, total coal export tonnages rose only 1.7% in 2011-12, with the recovery hindered by slower than-expected dewatering of flooded mines, protracted industrial action, softening overseas demand and competition from other exporters. Nevertheless, coal export earnings were supported by high coal prices over the year.

After floods and cyclones affected operations in 2010-11, production of metalliferous ores and non-ferrous metals recovered in 2011-12, to see export volumes rise almost 10%. However, significantly lower world prices weighed on values received, with the year-average indicator prices of aluminum (down 9.3%), copper (down 5.7%), lead (down 11.0%), nickel (down 19.5%) and zinc (down 9.9%) all falling in 2011-12.

Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2009-10	2010-11	2011-12(p)
Rural(b)
Meat	2,850	3,229	3,359
Textile fibres	479	733	1,479
Cereals and cereal preparations	447	481	616

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Export Categories(a)	2009-10	2010-11	2011-12 (p)
Vegetables and fruit	355	339	419
Feeding stuff for animals	183	218	315
Other rural	1,085	1,220	1,271
Total	5,398	6,219	7,458
Crude minerals
Coal, coke and briquettes(b)	20,530	24,261	24,988
Metalliferous ores	2,769	3,606	3,590
Petroleum and related products/materials	194	155	127
Other crude minerals	88	134	136
Total	23,581	28,156	28,841
Processed minerals and metals(b)
Non-ferrous metals(b)	3,291	3,817	4,137
Other processed minerals and metals	264	259	251
Total	3,555	4,076	4,388
Other manufactures
Machinery and non-transport equipment	1,093	1,094	1,344
Chemicals, fertilisers (excl. crude), plastics, etc.	572	618	674
Transport equipment	249	277	334
Leather, rubber, other materials, furniture, clothing, etc.	280	252	253
Miscellaneous manufactures and beverages	347	377	362
Total	2,540	2,618	2,967
Manufactures (sum of processed minerals and metals and other)	6,095	6,694	7,355
Confidential and special(b)	8,191	8,284	9,245
Total overseas exports of merchandise goods	43,266	49,353	52,899

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(p)	Preliminary.
(a)	Based on the Standard International Trade Classification.
(b)	Since February 2002 a significant proportion of coal exports (particularly pulverised coal injection (PCI) exports) has been classified as confidential by the ABS. Accordingly, these exports are included in the ‘confidentialized items’ category, along with sugar and some processed metal exports.
Note:	Values have been rounded to the nearest A$ million.
Source:	ABS unpublished trade data.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate exports growth.

There has been significant construction work done in developing Queensland’s Coal Seam Gas to Liquefied Natural Gas (CSG-to-LNG) industry in recent years. This investment is expected to result in strong LNG exports from 2015-16 onwards.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and received 22.3% of the State’s overseas merchandise exports in 2011-12. Other major export markets in 2011-12 include China (excluding Hong Kong; 14.9%), South Korea (12.4%), India (11.4%), the European Union (11.8%) and Taiwan (5.2%)

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The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2009-10	2010-11(p)	2011-12(p)
North Asia Total	56.0	54.0	55.5
South Korea	10.9	12.0	12.4
China	16.0	13.1	14.9
Japan	22.6	22.7	22.3
Taiwan	5.7	5.5	5.2
Hong Kong	0.9	0.7	0.7
South Asia Total	19.6	20.6	18.8
Indonesia	2.5	2.2	2.3
Singapore	0.7	0.9	0.8
India	12.1	13.6	11.4
Malaysia	1.7	1.6	1.4
Thailand	0.9	0.8	1.2
North America	2.7	2.8	3.3
Canada	0.3	0.3	0.6
United States	2.3	2.5	2.7
European Union(a)	10.3	12.1	11.8
New Zealand	2.1	1.8	1.7
Brazil	2.3	2.1	1.4
Other	6.9	6.6	7.5

(a)	Includes the UK.
(p)	Preliminary

Source: ABS unpublished trade data.

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Tourism imports

The number of overseas tourist* nights spent in Queensland increased by 0.2%, to 26.4 million nights, in 2011-12. Overseas tourism in 2011-12 was supported by growth in demand from markets in emerging Asia, which offset weakness from regions experiencing particularly weak domestic economic conditions, such as the United States, Europe and Japan. Overall, New Zealand was the largest individual source of international tourist nights to Queensland in 2011-12, at 4.1 million nights, ahead of the United Kingdom, with 3.7 million nights. The high Australian dollar continued to encourage more overseas travel by Australians, causing interstate tourist nights to fall in 2011-12.

Overseas tourist* nights by source, Queensland

(thousand nights)

	2009-10	2010-11	2011-12
New Zealand	4,101	4,166	4,069
Japan	1,635	1,644	1,361
Korea	2,450	2,302	2,727
China	871	1,245	1,537
Other Asia	2,884	3,256	3,736
United Kingdom	4,831	4,298	3,693
Germany	1,616	1,530	1,378
Other Europe	4,396	4,037	4,021
United States	1,304	1,346	1,099
Other Countries	2,765	2,545	2,802
Total	26,852	26,369	26,424

Source: Tourism Research Australia.

*	Note: Tourists are defined as people visiting friends/relatives or holidaying.

Overseas Merchandise imports

The nominal value of Queensland’s overseas merchandise imports rose 20.3%, to A$39.8 billion in 2011-12. The nominal value of imports rose broadly across most categories, with the greatest rise in other machinery and transport equipment (up A$1.918 million or 28.6%) likely reflecting the ramp-up in mining and resources related investment. However, this result likely understates growth in imports in 2011-12, with some imports of investment goods (largely LNG-related) not included in state totals by the ABS.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2009-10	2010-11(p)	2011-12(p)	Annual change, 2011-12, %
Live animals, food, beverages & tobacco	1,163	1,231	1,297	5.4
Mineral fuels, petroleum and lubricants	6,955	8,364	10,041	20.1
Chemicals	1,447	1,653	1,805	9.2
Road motor vehicles	5,541	5,217	6,597	26.5
Other machinery and transport equipment	6,423	6,716	8,633	28.6

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Import Categories(a)	2009-10	2010-11(p)	2011-12(p)	Annual change, 2011-12, %
Other manufactured goods	6,196	6,674	7,969	19.4
Other	3,310	3,231	3,472	7.5
Total overseas imports of goods	31,035	33,084	39,815	20.3

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification.

Note: Values have been rounded to the nearest A$ million.

Source: ABS unpublished trade data.

Employment and Income

Queensland’s estimated resident population exceeded 4.5 million in December quarter 2011, to reach 4,537,721 persons by the end of March 2012. Population growth eased from a recent peak in 2008, in part reflecting the impact of the GFC and higher Australian dollar on migrant flows. However, net migration appears to have recovered somewhat in recent quarters, in part reflecting better job prospects nationally and in Queensland’s mining regions relative to overseas. Despite the recent slowdown, growth in the State’s population largely continued to exceed that in the rest of the nation, increasing at an average annual rate of 1.8% over the five years to March 2012, compared with 1.5% in the rest of Australia.

Over the five year period to 2011-12, Queensland’s labor force increased by 11.6%. The State’s labor force participation rate declined marginally over the five years to 2011-12, to 67.0%, but remained consistently higher than the rest of Australia average over the period.

Employment in Queensland increased by 9.8% over the five years to 2011-12, the same as that in the rest of Australia. As a result, Queensland created 209,000 new jobs, equating to 20.5% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

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Employed Persons by Industry, Queensland

	2006-07 (‘000)	2011-12 (‘000)	% Change 2006-07 to 2011-12	% Share of total employment 2011-12
Agriculture, forestry & fishing	77.4	77.7	0.4	3.3
Mining	35.1	66.2	88.9	2.8
Manufacturing	187.1	179.3	-4.2	7.7
Electricity, gas, water & waste services	20.3	41.8	106.5	1.8
Construction	226.5	229.6	1.4	9.9
Wholesale Trade	65.7	73.5	11.9	3.2
Retail Trade	258.7	249.7	-3.5	10.7
Accommodation & food services	150.0	160.2	6.8	6.9
Transport, postal & warehousing	121.2	127.8	5.4	5.5
Information media & telecommunications	38.8	30.9	-20.4	1.3
Financial & insurance services	60.5	66.3	9.7	2.8
Rental, hiring & real estate services	55.5	53.0	-4.5	2.3
Professional, scientific & technical services	133.7	150.7	12.7	6.5
Administrative & support services	72.8	81.0	11.3	3.5
Public administration & safety	131.5	151.4	15.2	6.5
Education & training	149.1	178.1	19.4	7.6
Health care & social assistance	208.1	279.7	34.5	12.0
Arts & recreation services	36.8	41.7	13.2	1.8
Other services	92.2	89.5	-2.9	3.8
TOTAL(a)	2,120.7	2,327.8	9.8	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons.

Note: Due to rounding, amounts may not add to totals.

Source: ABS 6291.0.55.003.

Partly reflecting greater uncertainty over the outlook, employers generally preferred to increase hours worked, rather than take on extra workers in 2011-12. While aggregate hours worked rose by 2.7% in the year, employment growth eased to 1.2%. Subdued jobs growth in 2011-12 was accompanied by a fall in the labour force participation rate. As a result, despite soft jobs growth, the year-average unemployment rate remained at 5.5% in 2011-12.

Prices

The Brisbane consumer price index (CPI) rose 1.9% in 2011-12, an easing from the 3.3% growth recorded in 2010-11. The national CPI rose 2.3% in 2011-12 and 3.1% in 2010-11.

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Income

Queensland recorded growth in average weekly earnings of 2.9% in 2011-12, compared with 4.1% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2011-12	Average Weekly Earnings 2011-12
	A$	A$
Queensland	53,911	1,037
New South Wales	55,811	1,038
Victoria	52,000	998
South Australia	52,010	932
Western Australia	64,465	1,192
Tasmania	47,151	890
Australia	55,489	1,042

Sources: ABS 5220.0 and 6302.0.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The Australian Labour Party held office at the federal government level from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non-wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of May 2010, 43.4% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 37.3% of workers were covered by individual agreements with only 15.2% covered by awards only.

The Australian Labor Party formed government following the federal election held on November 24, 2007 and held power following an election in 2010. Although the current Federal Government’s policies provided for an increase in collective bargaining, it is not expected that the progressive transition to a more decentralised system will be substantively altered.

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On 31 December 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on 1 January 2010. The new national industrial relations system applies to all Queensland private sector employees. Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2012, State and local public sector employees in Queensland totalled 343,100 persons, accounting for 16.3% of all employees in the State.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2011-12(a)

(Chain volume measures, 2010-11 reference year)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	7,486	34,170	21.9
Mining	27,884	139,947	19.9
Manufacturing	21,096	106,808	19.8
Services(b)	206,341	1,072,973	19.2

TOTAL	262,806	1,353,897	19.4

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes general government and ownership of dwellings.
Source:	ABS 5220.0.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large ‘unconventional’ resources of coal seam natural gas.

There are currently three major CSG-to-LNG projects under construction in Queensland, with a total value in excess of A$60 billion.

With first gas exports targeted for 2014, LNG exports are projected to become Queensland’s second largest export after coal by 2015-16, surpassing A$10 billion in that year. This reflects the anticipated completion of the Curtis Island LNG and Gladstone LNG projects in 2014-15 and 2015-16 respectively, while the Australia Pacific LNG project is expected to drive a further rise in exports from 2016 onwards.

In 2010-11, Queensland accounted for 20.6% of the nation’s total mining output, a fall from the previous year reflecting severe flooding over the summer period, which disrupted mining production. Queensland accounted for 19.9% of the nation’s total mining output in 2011-12.

In 2011-12, Queensland’s mining industry accounted for 10.6% of the State’s total industry gross value added, while 66,200 people were directly employed (2.8% of total employment) in the mining industry.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

The value and quantity of selected minerals produced in Queensland from 2006–07 to 2010 11 (latest data available) are shown in the following tables.

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Queensland Resource Production –Value(a)

(A$ millions)

Mineral	2006-07	2007-08	2008-09	2009-10	2010-11
Black coal	15,925	17,025	41,498	22,779	26,758
Copper concentrate	2,947	3,198	2,308	1,801	2,913
Gold bullion	47	428	508	490	518
Bauxite	279	233	231	368	501
Lead concentrate	867	1,954	1,434	1,826	1,988
Zinc concentrate	3,191	2,159	1,595	1,144	1,461
Crude oil	224	340	493	159	201
Coal seam methane gas	na	344	429	442	517
Natural gas	361	283	337	213	114
Other	661	754	597	431	631

TOTAL	24,902	26,718	49,430	29,653	35,602

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.

Note: na denotes not available.

Source: Queensland Department of Natural Resources and Mines.

Queensland’s Principal Resource Production -Volumes

Mineral	2006-07	2007-08	2008-09	2009-10	2010-11
Black coal (‘000t)	184,082	180,476	190,553	205,619	179,834
Copper concentrate (‘000t)	1,285	1,419	1,348	973	1,118
Gold bullion (kg)	32,951	25,909	22,092	24,414	19,587
Bauxite (‘000t)	17,380	19,386	17,415	17,890	19,504
Lead concentrate (‘000t)	654	763	665	702	695
Zinc concentrate (‘000t)	1,581	1,641	1,661	1,593	1,864
Crude oil (megalitres)	457	554	550	433	401
Coal seam methane gas (gigalitres)	na	3,321	4,078	5,388	5,955
Natural gas (gigalitres)	3,080	2,144	2,012	1,627	1,307

Note: na denotes not available.

Source: Queensland Department of Natural Resources and Mines.

Coal

In 2010-11, coal remained Queensland’s most significant mineral commodity, accounting for 75.2% of mineral production by value. In 2010-11, the quantity of coal produced in Queensland fell by 12.5% to 179.8 million tonnes. However, the value of coal production rose by 17.5%, to A$26.8 billion.

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Coal is also Queensland’s leading export commodity. In 2011-12, the value of non-confidentialized coal exports (this excludes coal exports which have been confidentialized by the Australian Bureau of Statistics, such as pulverized coal injection exports) accounted for 47.2% of Queensland’s total merchandise exports. The value of non-confidentialized coal exports totalled A$25.0 billion in 2011-12, an increase of 3.0% from the previous natural-disaster impacted year, though 17.6% below the peak recorded in 2008-09.

The volume of Queensland’s coal exports rose 1.7% in 2011-12, following abnormally wet weather in late 2010 and severe flooding across the State adversely impacting export volumes in 2010-11.

Copper

In 2010-11, the value of copper concentrate produced in Queensland rose 61.7% to A$2.91 billion.

Gold

The value of gold bullion produced in Queensland rose by 5.7% in 2010-11, to A$518 million.

Bauxite

The value of Queensland’s bauxite production rose by 36.1% in 2010-11, to A$501 million.

Lead and Zinc

In Queensland, the value of lead concentrate production rose by 8.9% in 2010-11, to A$1,988 million, while the value of zinc concentrate production rose 27.7% to $1,461 million.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland rose by 26.4% in 2010-11 to A$201 million. The value of natural gas production in Queensland fell by 46.5% in 2010-11, while the value of coal seam methane gas production rose 17.0%.

Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.8% of Queensland’s industry gross value added and 21.9% of Australia’s total agricultural production in 2011-12. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2011-12, 55.8% of the nominal gross value of Queensland’s agricultural production was derived from four products—beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2011-12.

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Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2007-08	2008-09	2009-10	2010-11	2011-12(b)
Gross Value (A$m)
Cattle and calves	3,315	3,366	3,229	3,418	3,281
Poultry	315	351	359	396	395
Pigs	234	242	231	221	212
Sheep and lambs	57	60	45	55	60
Sugar cane	799	968	1,425	940	1,150
Wool	103	87	87	118	120
Cereals	1,100	1075	577	902	755
Fruit and vegetables	2,088	1,923	2,208	2,055	2,417
Dairying (total whole milk production)	252	293	296	258	239
Cotton	79	325	355	660	930
Other	1,450	1,458	1,619	1,519	1,398
Total agriculture	9,792	10,148	10,431	10,542	10,957
Volume of Production
Beef and veal (‘000 tonnes)	1,033	1,003	1,007	1,043	1,054
Sugar cane (‘000 tonnes)	31,949	30,171	28,161	25,776	na
Wool (‘000 kg)(a)	12,284	10,829	8,817	8,207	4,956
Wheat (‘000 tonnes)	954	2,016	1,346	1,524	1,780
Cotton lint (‘000 tonnes)	40	151	131	328	410

(a)	Taxable wool received by brokers and purchased by dealers from wool producers.
(b)	Gross value figures are forecasts provided by the Queensland Department of Agriculture, Fisheries and Forestry.

Sources: ABS 7215.0; Queensland Department of Agriculture, Fisheries and Forestry Queensland AgTrends 2012–13; Australian Sugar Milling Council Annual Review 2010 Season; Australian Government Department of Agriculture, Forestry and Fishing Australian Commodity Statistics 2011, Australian Crop Report September 2012.

The nominal value of Queensland’s agricultural production rose 3.9% in 2011-12. Although sugar cane production was hindered by the damage caused by Cyclone Yasi, an increase in sugar prices led to a higher value of sugar production. The value of cotton production rose 40.9%. After growing strongly the previous year, cotton production continued to benefit from high water supplies due to good rainfall in previous years. However, the value of cereals production fell 16.3%.

Meat and Poultry

The volume of production of beef and veal rose 1.1% in 2011-12.

Cereals

Queensland wheat production rose 16.8% in 2011-12, from 1,524 kilotonnes, to 1,780 kilotonnes.

Sugar

The value of Queensland’s sugar cane production rose 22.3%, to A$1,150 million in 2011-12.

Wool

Continuing a long-term downward trend, the volume of wool produced in Queensland declined by 39.6%, to 5.0 kilotonnes in 2011-12.

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Other Primary Industries

Forestry and Logging

The value of Queensland’s forestry and logging production rose 1.1%, to A$189 million in 2011-12. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which are owned by the State Government, but have now been leased to private enterprise.

Fisheries

The value of Queensland’s fisheries production rose 3.3%, to A$441 million in 2011-12. Commercial fishing operations constituted nearly two-thirds of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2011-12, the manufacturing sector accounted for 8.0% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output was 19.8% in 2011-12.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialised nations, the relative importance of manufacturing has declined in favour of service-based industries over time.

In 2006-07 (the latest available data), more than half of the manufacturing industry’s turnover was accounted for by two sub-sectors: food, beverages and tobacco (23.1%) and metal products (28.0%). The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totalled A$7.4 billion in 2011-12. The value of manufactured exports overseas rose 9.9% in 2011-12, following a 9.8% rise in the previous year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland, while the coal and freight components of the previously government owned Queensland Rail have now been privatised. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

The Queensland road network, extending approximately 177,000 kilometres, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has five international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.

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Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centres across the State. The Federal Government is currently constructing a national broadband network, which will provide fibre optic cable access to 93 per cent of Australian premises, capable of providing broadband speeds of up to one gigabit per second. The remaining 7 per cent of premises will have access to next-generation fixed wireless and satellite technologies, providing peak speeds of 12 megabits per second.

Construction

The Queensland construction industry directly provided 9.9% of employment in the State during 2011-12. Dwelling investment in Queensland fell 0.1% in 2011-12, after falling in each of the previous four years. However, improved affordability due to lower interest rates and earlier house price falls, as well as some recovery in population and income growth, are expected to support demand for residential construction in Queensland in the medium term.

Non-dwelling construction—which consists of non-residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.)—rose a record 61.6% in 2011-12. The result was largely driven by new engineering construction, which surged 78.2% (or A$12.2 billion in real terms) to a new historic high of A$27.8 billion. In particular, construction activity in Queensland’s burgeoning LNG industry accelerated further, with three projects valued at more than A$60 billion under way, while anticipated ongoing strong demand from emerging Asia supported other mining and related infrastructure investment.

In comparison, non-residential building construction grew 8.4% in 2011 12. While demand for office space from the resource sector has helped Brisbane office vacancy rates fall in recent years, overall investment in this sector was constrained by softer jobs growth, tight credit conditions and weak business confidence outside of the mining sector.

Tourism

Tourism directly accounted for an estimated 3.1% of overall output (gross value added, at basic prices) in the State in 2010-11 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water-skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks, world class golf courses and internationally-recognised restaurants and entertainment venues.

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The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 1,642,487 international tourists (defined as activities related to holidaying or visiting friends and relatives) visited Queensland in 2011-12. In total, they spent 26.42 million nights in the State. Although the number of international tourists fell 3.4% over the year, a lengthening of average stay saw the number of international tourist nights spent in Queensland rise marginally over the year. The earthquake and tsunami in early 2011 deterred interest from Japanese tourists in 2011-12, while a weakening in economic conditions, high Australian dollar and competition from other tourist destinations adversely affected the North American and European markets in the year. Nevertheless, a surge in the number of nights by non-Japan Asian tourists offset these declines.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland. However, the rising popularity of holidaying overseas and the strong Australian dollar have led to a fall in interstate tourism in recent years. Tourists from interstate spent a total of 27.12 million nights (including daytrips) in Queensland in 2011-12, a decline of 8.9% compared with that in 2010-11.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to the Financial Agreement in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, States found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the States and Territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with State and Territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-State financial relations. They placed full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State Governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and State Governments.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (LCA), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

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For 2011-12, the Queensland LCA Outcome was a deficit of A$8.484 billion.

State Borrowing Guarantee

On 25 March 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on 29 June 2009, becoming operational on 24 July 2009. Queensland announced on 16 June 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (CGG) to be applied to its selected domestic bonds on 18 September 2009 and has issued CGG-eligibility certificates.

On 7 February 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after 31 December 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (SGG) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The States impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalisation. This principle requires State governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services to the same standard.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the States for specified purposes or with conditions attached. Although these grants for specific purpose have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (the “Agreement”).

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The main features of the Agreement include:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the States;

•	the abolition of financial assistance grants to the States; and

•	the abolition of a number of State taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework is on significantly reducing Commonwealth prescriptions on service delivery by the States, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement—the Intergovernmental Agreement on Federal Financial Relations—commenced on 1 January 2009. The main features of the new framework include:

•

a significant reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development; disabilities services; and housing.

•

a rigorous focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered;

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives;

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms; and

•	the continued provision of all GST revenue to the States.

It is an ongoing task for Queensland and other governments to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing State, Territory and Australian Governments.

In 2011-12 general revenue assistance, predominantly made up of GST revenue, represented 19% of Queensland Government revenue, while payments for specific purposes represented 24%.

National Health reform

Under the National Health Reform Agreement signed by Queensland and other governments in July 2011, 17 Hospital and Health Services (HHSs) have been created as independent statutory bodies to replace Health Service Districts as the primary providers of public health services in Queensland from 1 July 2012.

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HHSs are governed by expertise-based Boards, which will help drive greater local accountability and efficiency in the delivery of health services.

Under the terms of the National Health Reform Agreement, the Australian Government will fund 45 per cent of the efficient growth of activity based services from 1 July 2014, increasing to 50 per cent from 1 July 2017. The National Health Reform Agreement guarantees that the improvement in Australian Government funding to states and territories over the period 2014-15 to 2019-20 will be no less than A$16.4 billion.

Several new administrative bodies have been established under the National Health Reform Agreement, including:

•	the National Health Performance Authority, which will report on the performance of hospitals and health care services in terms of equity, effectiveness and efficiency

•	the Independent Hospital Pricing Authority to set a national efficient price for public hospital services; and

•	the National Health Funding Body to support the administration of the National Health Funding Pool.

Review of the Distribution of the GST

In March 2011, the Australian Government announced a review of the distribution of GST revenue to the states (the “Review”). The Australian Government indicated the rationale for the review is that under the current distribution arrangements there is:

•	not enough incentive for reform;

•	a need for more certainty and predictability; and

•	potential for greater simplicity.

Queensland provided submissions to the Secretariat in 2011 and 2012. The submissions offer a number of practical options to improve the GST distribution process generally, and to address some of the issues in the current process.

Above all, Queensland’s submission seeks to fix the fundamental flaws in the assessment of mining revenues, which penalise the resource rich states of Queensland and Western Australia.

Queensland is currently assessed by the Commonwealth Grants Commission as requiring less than an equal per capita share of the GST distribution, primarily due to the money redistributed by the assessment of mining revenues. In the 2012 Update, the assessment of mining revenues distributed A$1.3 billion in GST away from Queensland.

Queensland also was a co-signatory to a joint submission with New South Wales, Victoria and Western Australia. This joint submission proposed that GST be distributed on a population share basis, with the Commonwealth to provide additional financial support to ensure no State or Territory is worse off.

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The Review provided an interim report to the Federal Treasurer who released it publicly in April 2012. A second interim report was released in June 2012 detailing the Panel’s current views on issues raised in its December 2011 supplementary issues paper. The final report was completed in October 2012 and released in December.

The final report did not recommend significant reform of the distribution of GST in the short term, but contained recommendations to improve the governance, communication and transparency, and stability of the current HFE system. If adopted these recommendations would not alter the distribution of GST significantly. Any agreed recommendations from the review are not expected to be implemented until 2014-15 at the earliest. In the interim, the Commonwealth Grants Commission will continue to make recommendations on the distribution of GST based on the 2010 Review methodology.

In addition, the financial report recommended a more fundamental reform of Commonwealth-State financial relations in the longer term. The reform of Commonwealth-State financial relations was identified as necessary to address future fiscal sustainability of States, and suggested broad tax reform and consideration of roles and responsibilities.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process – “normal year”

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves of expenditure via the Appropriation Acts on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent, and also supplementary appropriation for the previous fiscal year for unforeseen expenditure that occurred in that fiscal year. There is one Act for the Legislative Assembly and one for all other agencies.

2012-13 Budget Process – Independent Commission of Audit

Following the Queensland election in March 2012, the Government appointed an independent Commission of Audit to provide advice regarding Queensland’s current and forecast financial position. The Commission was asked to make recommendations on:

•	strengthening the Queensland economy;

•	improving the State’s financial position including regaining a AAA credit rating; and

•	ensuring value for money in the delivery of frontline services.

The Independent Commission of Audit Interim Report was released on 15 June 2012. It identified a number of risks to the Budget that required the provision of funding over the forward estimates. It also identified three areas of concern in the forward estimates related to transfer duty, employee expenses and capital expenditure which were addressed in the Government’s Interim Response and the 2012-13 Budget.

The Independent Commission found that Queensland’s fiscal position deteriorated significantly over the last six years and was vulnerable to external shocks. It found that this deterioration was the result of a lack of fiscal discipline with expenditure growth significantly outstripping revenue growth since 2005-06. This led to a significant increase in Government debt.

The Commission recommended that the Queensland Government adopt the following fiscal strategy for the 2012-13 Budget:

•	General Government fiscal surplus in 2014-15 to be achieved through a A$3 billion process of fiscal repair over three years (the First Stage)

•	A Total Government debt reduction strategy of A$25 billion to A$30 billion to restore the debt to revenue ratio to 60% by 2017-18 (the Second Stage)

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•

Once the Second Stage has been completed, the Government set medium term targets of maintaining a zero fiscal balance in the General Government sector on average over the economic cycle, and of keeping Total Government debt levels constant to GSP.

The Government’s Interim Response to the Independent Commission of Audit Interim Report was tabled in Parliament on 11 July 2012. The Independent Commission’s specific proposals for fiscal repair (revenue, expenditure and other measures) form part of the 2012-13 Budget.

The Government’s Interim Response outlined its commitment to achieving a fiscal balance by 2014-15 by committing to A$4 billion or more in savings over three years and ensuring debt stabilises around A$85 billion in 2014-15.

The Commission of Audit provided interim recommendations to the Government in November 2012, with the final report due to be completed in February 2013.

As a result of the election and the appointment of the independent Commission of Audit, the 2012-13 Budget was presented by the Treasurer to the Legislative Assembly in September 2012, with the Appropriation Acts passed by Parliament in October 2012 and assented to in November 2012.

Fiscal Principles

The Financial Accountability Act 2009 requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and fiscal principles that support those objectives.

The LNP Government has adopted the following four fiscal principles:

•	Principle 1 – Stabilise then significantly reduce debt

A debt to income ratio allows a jurisdiction to determine how affordable its debt levels are and consequently is the key fiscal measure supporting a fiscal sustainability objective. For this reason, some form of debt to revenue ratio features in all major ratings agency methodologies and is usually a feature of any government’s fiscal principles.

•	Principle 2 – Achieve and maintain a General Government sector fiscal balance by 2014-15

During the 2012 election, the Government committed to achieving an operating surplus by 2014-15. The Independent Commission of Audit has since emphasised that fiscal repair will require realigning recurrent and capital spending so that it can be funded from recurrent revenue. The achievement of an operating surplus in itself is not sufficient for Government to attain fiscal sustainability or maintain or improve its credit rating given the impact of capital investment on the debt position.

Borrowing should not be undertaken for the maintenance of the existing capital base. This means that Government needs a minimum of a balanced budget position (depreciation and maintenance are expensed) with any operating surplus used to fund new capital expansion. The size of that surplus should be determined by the appropriate size of the capital program and the sustainability of current debt levels.

While it is arguably appropriate to borrow for new essential infrastructure when debt levels are manageable, they are currently too high.

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Accordingly, the Independent Commission of Audit recommended the more difficult target of achieving a fiscal surplus in 2014-15. Fiscal balance combines the operating balance and net acquisitions of non-financial assets (purchases of non-financial assets less depreciation).

Fiscal balance will replace the operating balance as the primary fiscal target of the Government. The Government will seek to achieve a fiscal balance by 2014-15.

•	Principle 3 – Maintain a competitive tax environment for business

While increases in taxes have occurred over the last decade, Queensland has a relatively competitive tax environment for business. Queensland’s General Government taxation revenue as a percentage of gross state product has fallen over the past decade (in part reflecting the relative weakness in the property sector and the abolition of state taxes under the Intergovernmental Agreement on Federal Financial Relations). Queensland’s tax take is also significantly less than the average of the other states.

•	Principle 4 – Target full funding of long term liabilities such as superannuation in accordance with actuarial advice

One of the enduring features of Queensland public finance has been setting aside funding, on an actuarially determined basis, to meet long term employee entitlements—most notably superannuation and long service leave.

Despite the very difficult climate in investment markets over recent years (and with the transfer of the Queensland Motorways Ltd asset), Queensland’s employee entitlements remain fully funded. The Australian Government and other states have plans that aspire to this over the coming decades.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report will be tabled and published each year in the Budget papers and Mid Year Fiscal and Economic Review (MYFER).

Policy Settings for the 2012-13 Budget

Like many jurisdictions around the globe, the unprecedented economic and financial conditions arising from the global financial crisis have had significant adverse effects on the State’s financial position. In response, the Government’s 2012-13 Budget has established a fiscal strategy which sets out to restore Queensland’s traditionally strong financial position, while maintaining services and continuing to deliver its commitments to the community.

In framing the 2012-13 Budget, the Government made savings by exiting activities that are not the domain of the Queensland Government, reduced waste and made efficiencies in Government activity as well as introduced specifically targeted revenue options. The total value of these measures between 2012-13 and 2014-15 is A$5.477 billion consisting of A$3.490 billion in expense measures, A$0.624 billion in revenue measures and A$1.364 billion in capital measures.

The Independent Commission also advocated the Government sell assets to reduce debt by A$25 billion to A$30 billion. The Government’s position is that Government-owned corporations will not be sold in this term, and that any proposal to sell assets of this nature will be taken to an election first.

The Government also implemented measures to assist in reducing cost of living pressures on Queensland households and business:

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•	the principal place of residence transfer duty concession has been reinstated from 1 July 2012 saving homebuyers up to A$7,175

•	the payroll tax threshold increased from A$1 million to A$1.1 million, with further threshold increases of A$100,000 scheduled in each year of the forward estimates

•	the industry waste disposal levy has been abolished

•	motor vehicle registration fees have been frozen for the first term of this Government

•	planned public transport fare increases have been halved, with further changes made to reward frequent public transport users

•	a water rebate of up to A$80 per domestic water connection is being provided in South East Queensland

•	the standard residential electricity tariff has been frozen.

Revenue measures introduced in the 2012-13 Budget

The Government has implemented a number of revenue measures to improve the overall fiscal position of the State. These measures include:

•

Transfer Duty – the threshold for the highest marginal rate of duty increased from A$980,000 to A$1 million. The duty rate that applies above this value increased from 5.25% to 5.75%. This measure is expected to result in a part year impact of an additional A$55 million in 2012-13 and A$92 million in 2013-14, the first full year of operation.

•

First Home Owners Construction Grant – the Government has restricted eligibility for the First Home Owner Grant to those buying or building new homes. This restriction will result in a saving to the Budget while also providing an incentive for first home buyers to buy or build a new home, rather than an established dwelling.

To further support housing construction, the First Home Owner Construction Grant provides an increase in the total grant to A$15,000 for new homes where the contract to buy or build is entered into on or after 12 September 2012. This increase will provide an important boost to the housing construction sector.

First home buyers will continue to not pay any transfer duty on homes valued up to A$500,000 and will be able to access concessional duty rates for homes valued between A$500,000 and A$550,000.

•

Coal Royalties – for coal that is valued at over A$100 per tonne, the royalty rate applied to the portion of value above A$100 increased from the current rate of 10%. For the portion of value between A$100 and A$150 per tonne, the rate is 12.5%. A third tier, with a rate of 15%, applies to the portion of value above A$150 per tonne. The increased royalty rates apply for coal sold, disposed of or used on or after 1 October 2012.

•

Gambling Taxes – the Government introduced an additional tier into the gaming machine tax rate structure that increases the gaming machine tax payable by clubs where monthly metered win (player loss) exceeds A$850,000 per month. The Government also rescinded the previous Government’s decision to reduce the rate of the health services levy payable by hotels where the monthly metered win (player loss) exceeds A$100,000 per month.

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The Government is working with the casino industry to deliver an additional contribution to the Budget, which is expected to increase to A$8 million per annum by the end of the forward estimates.

These measures will result in a A$16.5 million increase in revenue from the gaming industry in 2012-13.

•

Exemption of Farm-ins from Duty on Transfer of Exploration Permits – as part of the Government’s commitment to support Queensland's junior exploration sector, arrangements known as “farm-ins” are exempted from duty.

Farm-ins are common in the minerals and petroleum sectors in particular and are used as a mechanism to share risk. Under a farm-in, the holder of an exploration permit grants to another party the right to earn an interest in the permit by undertaking or funding exploration activities. This exploration and development expenditure will be exempt from duty.

This measure is estimated to cost A$5 million per annum, although the size and number of arrangements can vary significantly from year to year.

Expense measures introduced in the 2012-13 Budget

The Government has undertaken a significant program of fiscal repair in order to rein in spending and to improve the State’s fiscal position. Expense consolidation measures of A$5.3 billion from 2012-13 to 2015-16 are forecast to arise mainly from exiting activities that are not the domain of the Queensland Government, reducing waste and improvements in efficiency of Government activity.

Expense measures introduced include:

•	Employee expenses – employee expenses include salaries and wages, annual leave, long service leave and redundancy payments.

Reflecting the Government’s fiscal repair efforts, employee expenses are expected to grow on average by approximately 2.5% per annum between 2011-12 and 2015-16, in line with the Government’s election commitment. This is substantially below the historical average growth rate of 7.5% per annum from 2000-01 to 2010-11.

It is expected that there will be around 10,600 redundancies in 2012-13. The total reduction in full time equivalent (FTE) positions attributable to the fiscal repair measures contained in this Budget is expected to be around 14,000. The difference is attributable to discontinuing temporary positions and not filling vacant positions.

•

Administrative costs – as part of the Government’s election commitment to reduce waste and inefficiency, all agencies were asked to achieve reductions in expenditure relating to contractors, consultants, advertising, travel and other administrative and operational costs. These reductions have resulted in estimated savings of A$194 million in 2012-13 and A$259 million per annum from 2013-14.

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Capital measures introduced in the 2012-13 Budget

Major capital measures included in the 2012-13 Budget include:

•

Projects Queensland and Infrastructure Queensland – Infrastructure Queensland has been established to advise the state government on the long term planning, prioritisation and delivery of significant state infrastructure. Infrastructure Queensland is an independent advisory body, drawing on expert advice from prominent private sector representatives, along with key representatives of state and local government.

One of the objectives of Projects Queensland is to encourage private investment in infrastructure. It is working on a number of diverse projects, such as the Toowoomba Second Range Crossing, the Government precinct redevelopment and the Government Wireless Network.

•

Royalties to the regions – funding is to be provided to communities that support resource projects through its Royalties for the Regions initiative. A total of A$495 million over four years will be allocated from royalties to help resource communities build new and improved community, road and floodplain security infrastructure, seize economic opportunities and encourage growth.

•

Bruce Highway Crisis Management Group – the Queensland Government has established the Bruce Highway Crisis Management Group, bringing together local, state and federal government representatives and industry groups to focus on critical upgrades to the Bruce Highway. Vital work on the Bruce Highway will include flood resilience works to improve freight efficiency and reliability, increased overtaking lanes, new rest areas and duplication projects and other road safety improvements.

As a priority, the Queensland Government has tasked the Department of Transport and Main Roads to develop an engineering based 10-year ‘Crisis Action Plan’ to address the Bruce Highway crisis. Investments resulting from this plan will strengthen the road infrastructure that is the backbone for the state, linking and supporting economic activity and providing connections to ports, land-side services and strategic industrial areas.

Community Objectives

The Financial Accountability Act 2009 requires the Premier to prepare and table in the Legislative Assembly a statement of the State Government’s broad objectives for the community.

The Government’s Getting Queensland back on track—Statement of objectives for the community outlines the following five broad objectives:

1.	growing a four pillar economy by:

•	reducing Queensland’s unemployment to four per cent within six years

•	extending the payroll tax exemption from A$1 million to A$1.6 million over six years to help business create jobs

•	delivering 10,000 more apprentices by investing in Queenslanders’ skills and training

•	cutting red tape and regulation by 20 per cent

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•	paying off Queensland’s A$85 billion debt and investing the dividends of good economic management in better infrastructure and front line services

•	establishing a commission of audit of Queensland’s finances and charting the way back to the AAA credit rating

•	doubling tourist expenditure in Queensland by 2020

•	re-establishing a specialist agriculture agency and double Queensland’s food production by 2040

•	returning the budget to surplus by 2014-15.

2.	lowering the cost of living by:

•	reintroducing the stamp duty concession for family homes

•	freezing family car rego for our first term

•	implementing our four point water plan

•	reforming electricity tariffs to save money for families and ensuring the cost of the carbon tax and green energy schemes are listed on power bills

•	cutting public transport fare increases by half in our first term

•	rewarding regular commuters by reintroducing discounted weekly fares for go card users.

3.	investing in better infrastructure and using better planning through:

•	building infrastructure that makes a difference to both our economy and our lives

•	investing A$1 billion to fast-track the upgrade the Bruce Highway, depending on a funding commitment from the Federal Government

•	establishing Infrastructure Queensland and Queensland Projects and ensuring projects are built where they are needed, on time and within budget

•	introducing a Royalties for the Regions program to better build better roads, social infrastructure, and deliver floodplain security to regional communities in resource areas

•	planning and building better schools through the A$115 million Building Our Future Schools Fund and the Queensland Schools Plan Commission

•	building better marine infrastructure for recreational fishers, boaters, and tourists as well as opening up access to Cairns’ Trinity Inlet and the Gold Coast Broadwater

•	improving management of our National Parks including controlling weeds and pests, and provide real protection for our dugongs, turtles, and koalas.

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4.	revitalising front-line services by:

•	establishing a new maternal and child health service with free home visits to get mums and newborns off to the best possible start in life

•	delivering better access to emergency and specialist health care for Queensland families

•	boosting the patient travel subsidy scheme to make access to rural and regional health services more affordable

•	making Queensland one of the leading states for student literacy and numeracy by 2020

•	investing in early childhood education with 600 full time prep teacher aides

•	delivering an extra 1300 front-line police as well as two new police helicopters

•	revitalising community policing through Neighbourhood Watch and Crime Stoppers

•	supporting a strong and independent public service

•	supporting our community, sporting, volunteer, and local environment groups through targeted grants.

5.	restoring accountability in government through:

•	giving people a real say on issues affecting their local community

•	ensuring better value for taxpayers’ money

•	ensuring ministers are held accountable for their decisions

•	overturning existing laws and make it once again illegal to lie in Parliament.

The Government will publicly report on progress toward achieving these objectives through six monthly status reports on implementing their 2012 election commitments.

Ministers and their Chief Executive Officers will be responsible and accountable for achieving these objectives, and each department’s annual report will record progress toward achieving these five objectives for the community.

Operating Statement

2011-12 Outcome

On a Uniform Presentation Framework (UPF) basis, the General Government sector returned an operating deficit of A$233 million and a net lending (fiscal balance) deficit of A$5.482 billion.

The 2011-12 operating deficit is A$81 million lower than that estimated at the time of the 2012-13 Budget. The improvement in the operating position is primarily the result of increased payments from the Australian Government under the Natural Disaster Relief and Recovery Arrangements and roads funding, partly offset by a decreased in GST distributed to Queensland.

Table 1 below provides aggregate outcome information for 2011-12 and projections for 2012-13 based on the revised budget figures in the Mid Year Fiscal and Economic Review (MYFER).

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Table 1

Key Financial Aggregates

(UPF Basis)

	2010-11 Actual	2011-12 Estimated Actual	2011-12 Actual	2012-13 Revised Budget (MYFER)
	(A$ million)
General Government Sector:
Revenue	41,957	45,707	45,794	41,565
Expenses	43,473	46,021	46,027	48,264
Net operating balance	(1,516)	(314)	(233)	(6,699)
Purchases of non-financial assets	8,237	8,069	7,930	7,682
Fiscal balance	(7,089)	(5,623)	(5,482)	(11,213)
Public Non-Financial Corporations Sector:
Purchases of non-financial assets	5,106	3,961	4,009	4,499

2012-13 Projections

A net operating deficit of A$6.699 billion is expected in 2012-13 for the General Government Sector at the time of the 2012-13 MYFER. The Non-Financial Public Sector net operating result for 2012-13 is expected to be a deficit of approximately A$6.961 billion.

Funding from the Australian Government has a significant impact on Queensland’s net operating position when it is not matched by an expense in the same financial year. In particular, the Australian Government provided significant NDRRA funding in advance of spending requirements which peak in 2012-13. This timing mismatch has a negative impact on Queensland’s 2012-13 fiscal position.

Revenue

General Government revenue is forecast to decrease by A$4.229 billion (9.2%) in the 2012-13 MYFER from the 2011-12 actual to A$41.565 billion. This is primarily driven by the Australian Government bringing forward payments into 2011-12.

A number of factors, such as commodity prices, exchange rates, property market activity and national levels of consumption, can influence the actual level of revenue received from some of the State’s key revenue heads.

Commonwealth grants, together with taxation, are the principal forms of revenue for the State, accounting for around 70% of budgeted General Government revenue.

Expenses

In UPF terms, General Government expenses are forecast to increase by A$2.237 billion over the 2011-12 actual to A$48.264 billion in 2012-13. The growth in expenditure is primarily as a result of the one off cost of redundancies associated with the Government’s fiscal repair efforts outlined in the 2012-13 Budget and a significant increase in grants to local government for natural disaster reparation works.

As outlined previously, the Government recognises the importance of fiscal sustainability and expenditure restraint in supporting Queensland’s future economic growth. The Government has undertaken a significant program of fiscal repair in order to rein in spending and to improve the State’s fiscal position.

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The State’s capacity to restrain own-purpose expenses growth is assisted by the following policy parameters:

•	employee expenses policy to restrict growth on average to 2.5% over the forward estimates;

•	exiting activities that are not the domain of the Queensland Government; and

•

a program to reduce full time equivalent positions in the public service by around 14,000, consisting of approximately 10,600 redundancies in 2012-13 as well as discontinuing temporary positions and not filling vacant positions.

Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2011-12 Capital Program and Balance Sheet Results

and 2012-13 Budget Projections

(UPF Basis)

	2010-11 Recast Actual	2011-12 Estimated Actual	2011-12 Actual	2012-13 Revised Budget (MYFER)
	(A$ million)
Purchases of Non-Financial Assets:
General Government Sector	8,237	8,069	7,930	7,682
Public Non-Financial Corporations	5,068	3,961	4,009	4,499
Non-financial Public Sector[1,2]	13,305	12,030	11,939	12,181
Borrowings:
• General Government Sector	25,037	30,017	29,513	41,742
• Public Non-Financial Corporations	30,258	32,656	32,007	30,705

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2011-12 decreased by A$569 million to A$170.653 billion as at 30 June 2012. This decrease is largely due to lower opening balances resulting from the downward revaluations reported in the 2010-11 actuals, and the downward valuations of non-financial assets for 2011-12, offset in part by higher capital expenditure.

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Borrowings

A key fiscal principle of the Queensland Government is to stabilise then significantly reduce debt.

Purchases of non-financial assets of A$12.181 billion are expected in the Non-financial Public sector in 2012-13, A$162 million less than the 2012-13 Budget estimate. This reduction is largely the outcome of reductions in Government owned corporations capital expenditure reflecting greater efficiency in capital expenditure programs and the further subdued outlook for energy demand and consumption. These reductions are partially offset by increased capital spending in the General Government sector of A$29 million in 2012-13 which reflects a change in the timing of payments.

Borrowings of A$72.447 billion are projected in the Non-financial Public sector at 30 June 2013, A$1.27 billion less than the 2013-13 Budget estimate. By 2014-15, borrowings are expected to reach A$80.638 billion, A$1.111 billion less than the 2012-13 Budget estimate.

Borrowings in the General Government sector are forecast at A$41.742 billion at 30 June 2013, A$433 million more than forecast in the 2012-13 Budget reflecting the deterioration in the fiscal balance in 2012-13. By 2014-15 General Government borrowings are expected to be A$47.852 billion and stabilise around this level in 2015-16 reflecting the Government’s fiscal strategy.

Borrowings in the Public Non-financial Corporations sector are substantially lower than forecast at the time of the 2012-13 Budget due in particular to lower capital spending by the electricity network businesses in response to the most recent demand forecasts and reductions in capital works programs due to greater efficiency.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets in 2011-12 was A$7.93 billion, A$750 million more than forecast at the time of the 2011-12 Budget, which largely reflects a higher than expected completion rate on capital programs along with a change in the treatment of infrastructure disaster repairs from being expensed to being capitalised.

Capital purchases in 2012-13 are estimated to be A$7.682 billion.

The major focus of the 2012-13 capital program is the continuation and intensification of the reconstruction effort after the natural disasters of 2010 and 2011 and on developing infrastructure to support economic growth and to meet the needs of a growing population.

Reconstruction will peak in 2012-13, with capital purchases on road reconstruction of A$1.978 billion and capital grants to local governments of A$2.026 billion.

Apart from reconstruction, the capital program will be smaller than in previous years, reflecting the determination of the Government to restore the State’s financial position and to obtain value for money from its capital investments.

In 2012-13 there will be capital purchases of A$4.985 billion for transport and main roads (A$3.007 billion after reconstruction investments), including the continued construction of the Gold Coast Rapid Transit System, continuing the upgrade of Port Connect, commencing construction of the Moreton Bay Rail Link, and continuing the upgrade of the Bruce Highway.

The 2012-13 health capital program is A$1.849 billion, including A$939 million for new hospitals in South East Queensland and redevelopments at Cairns, Mackay, Mount Isa, Townsville and Rockhampton.

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Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key Financial Aggregates (Summary)

(UPF Basis)

	Revised Budget (MYFER) 2012-13	Projected 2013-14	Projected 2014-15	Projected 2015-16
	(A$ millions)
General Government Sector:
Revenue	41,565	46,980	51,224	52,410
Expenses	48,264	47,764	48,531	50,290
Net operating balance	(6,699)	(783)	2,693	2,121
Purchases of non-financial assets	7,682	7,228	5,527	4,841
Fiscal balance	(11,213)	(4,647)	534	670
Public Non-Financial Corporations Sector:
Purchases of non-financial assets	4,499	4,287	3,950	3,882

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